================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ____________________


                                   FORM 11-K
                                 ANNUAL REPORT

                              ____________________


                        Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


                              ____________________


            For the Period from January 1, 1999 to December 31, 1999


                             _____________________


                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN

                         Commission File No. 000-22609

                            ______________________

                    QWEST COMMUNICATIONS INTERNATIONAL INC.

                                700 Qwest Tower
                             555 Seventeenth Street
                            Denver, Colorado  80202
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

================================================================================

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    ----------------------------------------


                       INDEX TO FINANCIAL STATEMENTS AND
                       ---------------------------------

                             SUPPLEMENTAL SCHEDULE
                             ---------------------



                                                                        Page(s)
                                                                        -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    1

FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Plan Benefits
   as of December 31, 1999 and January 1, 1999 (Plan Inception)             2

 Statement of Changes in Net Assets Available for
   Plan Benefits for the Period from January 1, 1999 (Plan Inception)
   to December 31, 1999                                                     3

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                   4-8

SUPPLEMENTAL SCHEDULE:
 Schedule I--Schedule of Assets Held for Investment Purposes
   as of December 31, 1999                                               9-11


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants and Plan Administrative Committee of the
   Qwest Communications 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the QWEST COMMUNICATIONS 401(k) SAVINGS PLAN (the "Plan") as of December 31, 1999 and January 1, 1999 (Plan Inception), and the related statement of changes in net assets available for plan benefits for the period from January 1, 1999 (Plan Inception) to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and January 1, 1999 (Plan Inception), and the changes in net assets available for benefits for the period from January 1, 1999 (Plan Inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Denver, Colorado,
   June 26, 2000.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    ----------------------------------------


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

          AS OF DECEMBER 31, 1999 AND JANUARY 1, 1999 (PLAN INCEPTION)
          ------------------------------------------------------------



                                                   December 31,       January 1,
                                                      1999              1999
                                                   ------------       ---------
INVESTMENTS (Notes 2 and 3):
  Cash                                             $      5,680       $    -
  Money market fund                                     147,017            -
  Mutual funds                                       34,141,190            -
  Collective trusts                                  13,972,580            -
  Common stock                                          420,510            -
  Employer stock                                     40,089,418            -
  Participant loans                                   1,948,306            -
                                                    -----------       ---------
  Total investments                                  90,724,701            -

RECEIVABLES:
  Loan repayments                                        22,331            -
  Participant contributions                             574,379            -
  Employer contributions                                145,171            -
                                                    -----------       ---------
  Total receivables                                     741,881            -

ACCRUED INCOME                                            6,524            -

CASH OVERDRAFT PAYABLE                                 (670,525)           -
                                                    -----------       ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS              $90,802,581       $    -
                                                    ===========       =========

        The accompanying notes are an integral part of these statements.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    ----------------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

             FOR THE PERIOD FROM JANUARY 1, 1999 (PLAN INCEPTION)
              -----------------------------------------------------

                              TO DECEMBER 31, 1999
                              --------------------



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Contributions-
    Participant                                               $19,695,543
    Employer                                                    4,487,021
    Rollovers                                                   8,500,709
  Investment income-
    Interest and dividends                                      1,120,581
    Net appreciation in fair value of investments (Note 3)      4,553,605
  Other                                                            31,233
                                                              -----------
        Total additions                                        38,388,692

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants                                (8,350,203)
  Administrative fees and investment expenses                      (8,640)
                                                              -----------
        Total deductions                                       (8,358,843)

MERGERS INTO THE PLAN (Note 1)                                 60,772,732
                                                              -----------
        Net increase                                           90,802,581

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of period                                                   -
                                                              -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of period                                               $90,802,581
                                                              ===========

         The accompanying notes are an integral part of this statement.

                    QWEST COMMUNICATIONS 401(k) SAVINGS PLAN
                    ----------------------------------------


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
            -------------------------------------------------------

          AS OF DECEMBER 31, 1999 AND JANUARY 1, 1999 (PLAN INCEPTION)
          ------------------------------------------------------------



1. DESCRIPTION OF PLAN:
   --------------------

The following description of the Qwest Communications 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan was established effective January 1, 1999 by Qwest Communications International Inc. ("Qwest" or the "Company"). The Plan is a defined contribution plan which covers substantially all employees of Qwest and certain affiliated entities who meet the eligibility requirements, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Mergers into the Plan
---------------------

Effective May 1, 1999, the Qwest Communications International Inc. 401(k) Plan ("Old Qwest Plan"), the LCI International 401(k) Savings Plan ("LCI Plan"), the U.S. Long Distance Corp. 401(k) Retirement Plan ("USLD Plan"), the Supernet, Inc. 401(k) Profit Sharing Plan ("Supernet Plan") and the Lightwave Spectrum, Inc. 401(k) Plan ("Lightwave Plan"), collectively known as the "Predecessor Plans," merged into the Plan. These mergers are shown in the accompanying statement of changes in net assets available for plan benefits as "Mergers into the Plan" and the related assets transferred totaled $60,772,732.

Trust
-----

Trustee and recordkeeping services are performed by Merrill Lynch Trust Company FSB ("Merrill Lynch"). Plan assets are held under a trust agreement (the "Trust") maintained by Merrill Lynch (the "Trustee").

Eligibility
-----------

All employees of the Company and certain affiliated entities are eligible for the Plan (except for collectively bargained employees, non-resident aliens, leased employees and independent contractors) upon meeting the eligibility requirements.

Employees are eligible to make salary deferral contributions to the Plan on the first day of the payroll period after their first regular paycheck. Upon completion of one year of service, as defined by the Plan document, employees are eligible to participate in the Company's matching contributions. Employees who were eligible to participate in the Predecessor Plans as of December 31, 1998 were automatically eligible for the Plan on January 1, 1999.

Contributions
-------------

Participant Salary Deferral Contributions

Participants may elect to contribute to the Plan on a pre-tax basis from 1% to 18% of their eligible compensation, as defined by the Plan document. Participant pre-tax contributions are limited to comply with statutory regulations ($10,000 in 1999).

Company Matching Contributions

The Company matching contribution, if any, as authorized by the Company, for a Plan year is equal to 100% of a participant's salary deferral contribution, up to a maximum of 3% of a participant's eligible compensation. The Company may make its contributions in cash or in stock, as the Company determines in its sole discretion. For 1999, the Company match was 3% and made in cash or stock (for portion participant directed to Employer stock) of $4,487,021.

Rollover Contributions

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of the Internal Revenue Code (the "IRC"), as further described in the Plan document. Such "rollover contributions" are fully vested and are not subject to or affected in any way by the maximum annual contribution limitation.

Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation, as defined, or $30,000. Annual additions are defined as the participant's contributions and the Company's matching contributions.

Vesting
-------

Participants are fully vested in their accounts. Approximately $40,000 of forfeitures were transferred from the Predecessor Plans upon the merger. These will be used to offset future Company contributions as allowed by the Plan document.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contributions and the Company matching contributions, if any. Separate accounts are maintained for each participant. Participants' accounts are adjusted daily to reflect unrealized appreciation or depreciation of investments, income, gains or losses on disposition of assets and any other investment transactions.

Payment of Benefits
-------------------

Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts in accordance with the terms and conditions of the Plan. Participants may also make certain in-service voluntary withdrawals and hardship withdrawals if certain criteria are met.

Benefit payments are lump sum distributions. Certain other benefit distribution options are allowed as protected benefits from the Predecessor Plans, as further discussed in the Plan document.

Investment Options
------------------

A participant may direct their account to any of twenty-three investment mutual fund options offered by Merrill Lynch, including investments in Qwest Common Stock. In addition, employees may invest in the Merrill Lynch Self-Directed Brokerage Account.

Participants may change their investment options at any time.

Loans
-----

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have no more than one loan outstanding at any time. The maximum loan term is 60 months unless it is for the purchase of a primary residence in which case the maximum loan term is 180 months. The loans are secured by the balance in the participant's account and earn interest equal to the prime rate charged by a bank selected by the Company on the last day of the calendar quarter preceding the date of the loan plus one percentage point. Principal and interest are paid through payroll deductions.

Voting
------

All shares of Qwest Common Stock credited to participants' accounts are voted by the participants in accordance with the Plan's provisions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Valuation of Investments
------------------------

Investments in mutual funds, collective trusts other than noted below, common stock and employer stock are valued at fair value based on quoted market prices. Participant loans, money market funds and cash are valued at cost which approximate fair value.

The Merrill Lynch Retirement Preservation Trust invests in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts are carried in the trust fund's audited financial statements at cost plus accrued interest, which approximates fair market value. The investment in the trust fund in the accompanying financial statements is valued at the Plan's proportionate interest in the fund as of the financial statement date. Interest rates earned on the investment change daily. The average yield for the period ended December 31, 1999 was 5.90%. The crediting interest rate as of December 31, 1999 and January 1, 1999 was approximately 5.92% and 6.58%, respectively.

Income Recognition
------------------

In the statement of changes in net assets available for plan benefits, the net appreciation in the fair value of investments consists of realized gains and the unrealized appreciation on those investments.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Purchases and sales of securities are recorded on a trade date basis.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Administrative Fees and Investment Expenses
-------------------------------------------

The Plan may pay certain expenses of the Plan as described in the Plan document. The Plan paid $8,640 of trust investment expenses for the period ended December 31, 1999. The Company paid all other administrative costs of the Plan for the period ended December 31, 1999.

3. INVESTMENTS:
   ------------

The fair market value of individual investments that represents 5% or more of the Plan's net assets as of December 31, 1999 are as follows:

                                                   Shares or      Fair
                                                     Units        Value
                                                   ---------  -----------
     Qwest Common Stock                              932,312  $40,089,418
     Merrill Lynch Equity Index Trust                 95,060    9,620,120
     Massachusetts Investors Trust                   457,493    9,584,485
      Class A
     PIMCO Total Return Fund Class A                 603,224    5,971,918
     PIMCO Mid-Cap Growth Fund Class A               395,351   10,196,092

During the period ended December 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,553,605 as follows:

          Mutual funds                                     $1,519,561
          Collective trusts                                   941,875
          Common stock                                         98,745
          Employer stock                                    1,993,424
                                                            ---------
                                                           $4,553,605
                                                            =========

4.   PLAN TERMINATION:
     -----------------

The Company has the right under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA.

5.  TAX STATUS:
    -----------

The Plan has applied for a determination letter from the Internal Revenue Service ("IRS"). The Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC and therefore tax-exempt.

6.  RELATED PARTY TRANSACTIONS:
    ---------------------------

Certain Plan investments are shares of Qwest Communications International Inc. common stock and investments managed by Merrill Lynch, which qualify as related party transactions.

7.  RISKS AND UNCERTAINTIES:
    ------------------------

The Plan provides for various investment options in money market funds, mutual funds, collective trusts, common stock and Employer stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participant's account balances and amounts reported in the statements of net assets available for plan benefits.

8.  MERGER AGREEMENT:
    -----------------

In July 1999, Qwest entered into a definitive merger agreement with U S WEST Inc. ("U S WEST"). The Boards of Directors and stockholders of both Qwest and US WEST have approved the proposed merger. The merger is subject to federal and state regulatory approvals and other customary closing conditions. Closing of the merger is expected in July 2000. The effect this will have on the Plan has not yet been determined.

                                                                      SCHEDULE I
                                                                     Page 1 of 3


                   QWEST COMMUNICATIONS  401(k) SAVINGS PLAN
                   -----------------------------------------


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1999
                            -----------------------

                                EIN #04 -8141739
                                ----------------

                        FORM 5500 - SCHEDULE H - ITEM 4i
                        --------------------------------




         Name of Issue, Borrower,                                             Shares or         Current
         Lessor or Similar Party              Description of Investment         Units            Value
-----------------------------------------    ----------------------------   -------------    ------------
Cash                                         Cash                                   5,680    $      5,680
Qwest Common Stock*                          Employer Stock                       932,312      40,089,418
Billing Concepts Corp. Common Stock          Common Stock                          30,195         196,264
Yahoo Inc. Common Stock                      Common Stock                             270         116,825
Juno Online Services Inc. Common Stock       Common Stock                           1,150          40,825
Broadvision Inc. Common Stock                Common Stock                              35           5,952
Qualcomm Inc. Common Stock                   Common Stock                              40           7,045
Amgen Inc. Common Stock                      Common Stock                             100           6,006
Citigroup Inc. Common Stock                  Common Stock                             100           5,568
Enron Corp. Common Stock                     Common Stock                             150           6,656
Home Depot Inc. Common Stock                 Common Stock                              75           5,156
Sun Microsystems, Inc. Common Stock          Common Stock                             110           8,517
Texas Instruments Inc. Common Stock          Common Stock                               5             483
Coca-Cola Company Common Stock               Common Stock                             100           5,825
Merck & Company Inc. Common Stock            Common Stock                             100           6,718
Charles Schwab Corp. Common Stock            Common Stock                             200           7,650
Orbital Sciences Corp. Common Stock          Common Stock                              55           1,020
Merrill Lynch Small Cap Index
 Fund*                                       Collective Trust                       1,145          16,998
Merrill Lynch Equity Index
 Trust*                                      Collective Trust                      95,060       9,620,120
Merrill Lynch Retirement
 Preservation Trust*                         Collective Trust                   4,335,462       4,335,462
Seligman Communications and
 Information Fund                            Mutual Fund                           14,199         670,908
Calvert Social Investments
 Fund Balanced Portfolio                     Mutual Fund                              286           9,249
MFS Global Total Return
 Fund Class A                                Mutual Fund                            3,743          52,183

* Party-in-interest (Note 6).


         The accompanying notes are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     Page 2 of 3

                   QWEST COMMUNICATIONS  401(k) SAVINGS PLAN
                   -----------------------------------------


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1999
                            -----------------------

                                EIN #04 -8141739
                                ----------------

                        FORM 5500 - SCHEDULE H - ITEM 4i
                        --------------------------------



 Name of Issue, Borrower,                                       Shares or      Current
  Lessor or Similar Party      Description of Investment          Units         Value
--------------------------    ---------------------------    -------------  ------------

Pioneer Europe Fund Class A          Mutual Fund                     1,110   $    42,142
Templeton Developing
 Markets
 Class A                             Mutual Fund                     3,727        58,173
MFS Massachusetts
 Investors Growth
 Stock Fund Class A                  Mutual Fund                    24,367       495,418
Massachusetts Investors
 Trust
 Class A                             Mutual Fund                   457,493     9,584,485
Davis New York Venture Fund
 Class A                             Mutual Fund                     3,642       104,751
Managers International
 Equity Fund
 Class A                             Mutual Fund                       264        15,468
GAM International Fund               Mutual Fund                    89,975     2,893,594
 Class A
Franklin Small Cap Growth
 Fund
 Class A                             Mutual Fund                     4,090       180,510
Davis Series Financial Fund
 Class A                             Mutual Fund                     1,655        48,119
Pioneer Growth Shares Fund
 Class A                             Mutual Fund                    11,282       227,439
Davis Real Estate Fund
 Class A                             Mutual Fund                       242         4,429
PIMCO High Yield Fund
 Class A                             Mutual Fund                     2,656        28,362
PIMCO Total Return Fund
 Class A                             Mutual Fund                   603,224     5,971,918
PIMCO Mid-Cap Growth Fund
 Class A                             Mutual Fund                   395,351    10,196,092
MFS Total Return Fund                Mutual Fund                   251,208     3,486,762
Merrill Lynch Healthcare Fund
  Class A*                           Mutual Fund                    10,004        62,124
State Street Research Alpha Fund
  Class A                            Mutual Fund                       176         2,460

* Party-in-interest (Note 6).


         The accompanying notes are an integral part of this schedule.

                                                                      SCHEDULE I
                                                                     Page 3 of 3



                   QWEST COMMUNICATIONS  401(k) SAVINGS PLAN
                   -----------------------------------------


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------

                            AS OF DECEMBER 31, 1999
                            -----------------------

                                EIN #04 -8141739
                                ----------------

                        FORM 5500 - SCHEDULE H - ITEM 4i
                        --------------------------------



         Name of Issue, Borrower,                                             Shares or         Current
         Lessor or Similar Party              Description of Investment         Units            Value
---------------------------------------    -----------------------------    ------------     ------------
CMA Money Fund *                           Money Market Fund                     147,017      $   147,017
PIMCO Innovation Fund Class C              Mutual Fund                                66            4,129
Healthcare Series 5 Fund                   Mutual Fund                             2,335            2,475
Participant Loans                          Interest rates ranging from
                                           8.75% to 9.50%                      1,948,306        1,948,306
                                                                                              -----------
       Total Investments                                                                      $90,724,701
                                                                                              ===========

* Party-in-interest (Note 6).


         The accompanying notes are an integral part of this schedule.

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         QWEST COMMUNICATIONS 401(K) SAVINGS PLAN



                         By:  /s/ Robert S. Woodruff
                             -------------------------------------------------
                             Robert S. Woodruff
                             Executive Vice President - Finance
                             Chief Financial Officer, and Treasurer



Date:  June 28, 2000